Exhibit 9

THIS AMENDED AND RESTATED WARRANT REPURCHASE, VOTING AND CONVERSION AGREEMENT is made as of the 15th day of August, 2007.

BETWEEN:

WESLEY CLOVER CORPORATION, a corporation incorporated under the laws of Newfoundland and Labrador (“WCC”)

- and –

TERENCE H. MATTHEWS, an individual residing in the City of Ottawa, Province of Ontario (“Matthews”)

- and –

CELTIC TECH JET LIMITED, a corporation incorporated under the laws of Canada (“CTJL”)

(collectively, WCC, Matthews and CTJL are referred to herein as the “Shareholders”)

- and -

MITEL NETWORKS CORPORATION, a corporation governed by the laws of Canada,

(“Mitel”)

RECITALS:

A.
WCC is the beneficial owner of 90,000,000 Common Shares (the “WCC Common Shares”) in the capital of Mitel; Matthews is the beneficial owner of 40,897,750 issued and outstanding Class B convertible preferred shares, Series 1 shares (the “Series B Shares”) in the capital of Mitel; and, CTJL is the beneficial owner of 4,555,169 Common Shares (the “CTJL Common Shares”) in the capital of Mitel.

B.
WCC holds 15,000 warrants (the “Warrants”) to acquire a certain number of Common Shares, automatically exerciseable upon the occurrence of certain events involving Mitel or its shareholders, such Warrants to be transferred to Matthews prior to the closing of the Merger described in Recital D below.

C.	Matthews intends to transfer the Series B Shares to WCC prior to the conversion of the Series B Shares to Common Shares in accordance with Section 3 of this Agreement.

D.
Mitel has agreed to acquire indirectly all of the outstanding stock of Inter-Tel (Delaware), Incorporated (“Inter-Tel”) (the “Merger”) pursuant to the terms of an agreement and plan of merger between Inter-Tel, Mitel and a subsidiary of Mitel dated April 26, 2007.

E.
In contemplation of the Merger, WCC has agreed to convert, in accordance with their terms, the Series B Shares into 40,897,750 Common Shares and, in connection with such conversion, to receive an additional 27,892,484 Common Shares pursuant to Section 5.4 of Schedule B to the articles of amendment of Mitel filed April 23, 2004 (the “Articles”).

F.
In further contemplation of the Merger, Matthews has agreed to sell to, and Mitel has agreed to repurchase and cancel the Warrants, at the purchase price and on the terms and conditions set forth in this Agreement.

G.	Also in contemplation of the Merger, WCC, Matthews, CTJL and Mitel have agreed to take certain other actions as set forth in this Agreement.

THEREFORE, the parties agree as follows:

1.	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Affiliate” has the meaning set forth in the Canada Business Corporations Act;

“Agreement” means this Amended and Restated Warrant Repurchase, Voting and Conversion Agreement, including all schedules, and all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement;

“Business Day” means any day on which the Canadian chartered banks are open for business in the City of Ottawa, excluding Saturdays and Sundays;

“Class 1 Shares” means the Class 1 Shares in the capital of Mitel which will be created prior to the completion of the Merger;

“Closing Date” has the meaning set forth in Section 2;

“Common Shares” means the common shares in the capital of Mitel;

“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, restrictions, developments or similar agreements, easements, rights-of-way, title defects, options or adverse claims, or encumbrances of any kind or character whatsoever; and

“Parties” means WCC, Matthews, CTJL and Mitel, collectively, and “Party” means any one of them.

2.	Notification of Closing of the Merger

At least ten (10) Business Days prior to the date of closing (the “Closing Date”) of the Merger, Mitel shall provide written notice (the “Mitel Notice”) of such Closing Date to the Shareholders, which notice shall also include reference to the date on or before which WCC is required to deliver, in connection with the Merger, to Mitel WCC’s notice of conversion pursuant to Section 5.8 of Schedule B to the Articles.

3.	Agreement to Convert the Series B Shares

WCC hereby agrees to convert to Common Shares the Series B Shares in accordance with Section 5.1 of Schedule B to the Articles immediately prior to and conditional upon the closing of the Merger, in respect of which conversion WCC shall receive from Mitel 40,897,750 Common Shares and an additional 27,892,484 Common Shares pursuant to Section 5.4 of Schedule B to the Articles.  At least six (6) Business Days prior to the Closing Date, WCC shall deliver to Mitel a written conversion notice (the “WCC Conversion Notice”) in accordance with Section 5.8 of Schedule B to the Articles regarding the conversion of the Series B Shares.  The WCC Conversion Notice shall be in the form attached to this Agreement as Schedule “A”.

Matthews represents and warrants to Mitel that he shall have completed the transfer of the Series B Shares to WCC at least ten (10) Business Days prior to the Closing Date in order to enable WCC to fulfil its obligations pursuant to this Section 3.

4.	Repurchase of Warrants and Payment of Purchase Price

(a)	At least six (6) Business Days prior to the Closing Date, Matthews shall deliver to Mitel for cancellation the original warrant certificate representing the Warrants.

(b)
Immediately prior to and conditional upon the closing of the Merger, Matthews shall sell, assign and transfer to Mitel and Mitel shall repurchase for cancellation from Matthews, as of the Closing Date, the Warrants for an aggregate purchase price equal to TWENTY MILLION DOLLARS ($20,000,000) set out as follows: (a) SIX MILLION FIVE HUNDRED THOUSAND DOLLARS ($6,500,000); (b) 13,500 Class 1 Shares; and (c) warrants to acquire 1,022,996 Common Shares at an exercise price of US$1.32 (the “Purchase Price”).

(c)
Mitel shall pay and satisfy the Purchase Price on the Closing Date (a) in respect of the cash portion of the Purchase Price, by way of certified cheque drawn in the name of or wire transfer to the account of Matthews (without withholding, deduction or set off in any manner whatsoever other than any withholding required or expressly permitted by applicable tax law); (b) the issuance of 13,500 Class 1 Shares; and (c) a warrant to acquire 1,022,996 Common Shares at an exercise price of US$1.32 (the “Common Share Warrant”).  In the event Matthews requires satisfaction of the cash portion of the Purchase Price by way of wire transfer, Matthews shall provide to Mitel in writing its wire transfer coordinates at least three (3) Business Days prior to the Closing Date, together with the coordinates of a contact person at the Matthews’ bank authorized to make the necessary arrangements with regards to such wire transfer.

(d)	As and from the Closing Date, the Warrants, and all of Matthews’ rights and entitlements thereunder, shall be terminated in their entirety.

(e)
WCC represents and warrants to Mitel that it shall have completed the transfer of the Warrants to Matthews at least ten (10) Business Days prior to the Closing Date in order to enable Matthews to fulfil his obligations pursuant to this Section 4.

5.	Failure to Close the Merger

In the event that the closing of the Merger has not occurred within thirty (30) days of the Closing Date referenced in the Mitel Notice, Mitel shall forthwith return to Matthews the original warrant certificate evidencing the Warrants and to WCC the WCC Conversion Notice.

6.	Agreement to Vote

Each of WCC, Matthews and CTJL hereby agrees to vote (or cause to be voted) the Common Shares or Series B Shares held by them, as the case may be, whether by way of vote, in person or by proxy, at any shareholders meeting or by way of written consent, in favour of, and to take all other actions necessary or desirable to approve the amendment of the articles of Mitel to:

(a)
create a new class of shares in the capital of Mitel, the Class 1 convertible preferred shares, substantially on the terms and conditions set forth in the draft subscription agreement provided to the Shareholders as Schedule A to the Consent and Waiver executed by the Shareholders on or about the date hereof; and

(b)
after the repurchase of the Warrants and certain shares in the capital of Mitel from other shareholders, to delete from the articles the class A convertible preferred shares and class B convertible preferred shares, together with all designated series thereof.

To the extent permitted by law, each of WCC, Matthews and CTJL hereby expressly waives any right of dissent or appraisal under applicable laws with respect to the approvals set forth in paragraphs (a) and (b) of this Section 6.

7.	Agreement to Terminate Shareholders Agreement and Registration Rights Agreement

Each of WCC, Matthews and CTJL hereby agrees to terminate, conditional upon the completion by Mitel of its obligation to repurchase the Warrants pursuant to this Agreement and upon the closing of the Merger:

(a)
the shareholder’s agreement dated as of the 23rd day of April, 2004 among Mitel, the Shareholders and certain other shareholders of Mitel, as amended by amending agreement dated as of the 26th day of June, 2006 and as further amended by second amending agreement of even date herewith (the “Shareholders Agreement”); and

(b)	the Registration Rights Agreement dated as of the 23rd day of April, 2004 among Mitel, the Shareholder and certain other shareholders of Mitel (the “Registration Rights Agreement”),

in accordance with the terms of each of the Shareholders Agreement and the Registration Rights Agreement.  The form of such termination agreement shall be as set forth in Schedule “B” (Termination of Shareholders Agreement and Registration Rights Agreement) attached to this Agreement.

8.	Agreement to Enter into Francisco Partners Shareholders Agreement and Registration Rights Agreement

As a condition to the Shareholders’ obligations pursuant to Sections 3, 4 and 7 of this Agreement, Mitel and each of WCC, Matthews and CTJL hereby agree that the Shareholders shall, on the Closing Date, conditional upon the closing of the Merger, become parties to:

(a)
the shareholders agreement to be entered into by Mitel, Francisco Partners II, L.P. and certain other investors in Mitel, substantially in the form of agreement attached as Schedule “C” to this Agreement, each as a Shareholder (as that term is defined in such shareholders agreement); and

(b)
the registration rights agreement to be entered into by Mitel, Francisco Partners and certain other investors in Mitel, substantially in the form of agreement attached as Schedule “D” to this Agreement, as a Holder.

9.	Representations, Warranties and Covenants of the Shareholder

The Shareholders severally represent, warrant and covenant that:

(a)
each of the Shareholders has the requisite power, authority and capacity to enter into this Agreement (and all other agreements and documents required to be delivered hereunder) on the terms and conditions herein set forth and all necessary action has been or will be taken prior to the Closing Date on the part of Matthews to transfer the right, title and ownership of the Warrants to Mitel on the Closing Date;

(b)
the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or similar action on the part of each of the Shareholders.  This Agreement and all documents executed or to be executed by the Shareholders pursuant to this Agreement constitute and will constitute on the Closing Date valid and binding obligations of each of the Shareholders enforceable against them in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and subject to general principles of equity;

(c)
the execution, delivery, and performance of this Agreement by each of the Shareholders will not (i) as applicable, constitute a violation of its articles of incorporation or by-laws, each as amended, (ii) result in the breach of or constitute a default under any material agreement of the Shareholder, or (iii) constitute a violation of any law applicable or relating to it or its businesses;

(d)	no Person, other than Mitel, has any agreement, option or right to purchase or acquire, or capable of becoming an agreement for the purchase or acquisition of, the Warrants;

(e)
immediately prior to the closing of the Merger, Matthews will have good and marketable title to the Warrants and will have the exclusive right to dispose of the Warrants.  The Warrants will be transferred and sold to Mitel free and clear of all Encumbrances; and

(f)	immediately prior to the closing of the Merger, WCC will have good and marketable title to the Series B Shares.

10.	Representations, Warranties and Covenants of Mitel

Mitel hereby represents, warrants and covenants to the Shareholders that:

(a)
Mitel has the requisite power, authority and capacity to enter into this Agreement (and all other agreements and documents required to be delivered hereunder) and to carry out its obligations under this Agreement on the terms and conditions herein set forth, including the repurchase of the Warrants set forth in this Agreement;

(b)
the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Mitel.  This Agreement and all documents executed or to be executed by Mitel pursuant to this Agreement constitute and will constitute on the Closing Date valid and binding obligations of Mitel enforceable against it in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and subject to general principles of equity;

(c)
the execution, delivery, and performance of this Agreement by Mitel (including the acquisition of the Warrants) will not (i) constitute a violation of its articles of incorporation or by-laws, each as amended, (ii) result in the breach of or constitute a default under any material agreement of Mitel, or (iii) constitute a violation of any law applicable or relating to it or its businesses; and

(d)
the issuance of the Class 1 Shares and Common Share Warrants to Matthews has been duly authorized by Mitel and the Class 1 Shares, the Common Share issuable upon the due conversion of the Class 1 Shares and the Common Shares issuable upon the due exercise of the Common Share Warrants shall be validly issued as fully paid and no-assessable shares in the capital of Mitel.

11.	Survival of Representations, Warranties and Covenants

The respective representations, warranties and covenants of the Shareholders and Mitel contained herein shall survive the consummation of the repurchase of the Warrants.  No investigations made by or on behalf of Mitel or the Shareholders or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the Shareholders or Mitel, as the case may be, in or pursuant to this Agreement.

12.	Conveyance

Matthews shall sign, execute and deliver all documents, transfers, assignments, matters and things which are convenient and necessary or which counsel for Mitel may advise for more completely and effectually conveying, assigning and transferring to or vesting all right, title and interest in the Warrants in Mitel on the Closing Date.

13.	Power of Attorney

Should any of the Shareholders, in the opinion of Mitel acting reasonably, fail to transfer the Warrants to Mitel in accordance with Section 4, in the case of Matthews or to vote the Common Shares and Series B Shares held by them, as the case may be, in accordance with Section 6, or to fulfil any of its other obligations pursuant to this Agreement, then the Secretary of Mitel shall be deemed to be irrevocably appointed as the true and lawful attorney for the particular Shareholder with authority to do all things and execute and deliver, on behalf of and in the name of such Shareholder, such consents, resolutions, proxies, deeds, transfers, share certificates, resignations or other documents as may be necessary to complete the sale transaction contemplated herein, and to vote the Common Shares and Series B Shares, as the case may be, in accordance with Section 6, and the particular Shareholder shall have no claim or cause of action against any Party hereto, or against any third party, as a result of the Secretary of Mitel so acting as its attorney, or otherwise in connection with such sale transaction or vote.  Such appointment and power of attorney, being coupled with an interest, shall not be revoked by the insolvency or bankruptcy of the particular Shareholder and such Shareholder hereby ratifies and confirms and agrees to ratify and confirm all that the Secretary of Mitel may lawfully do or cause to be done by virtue of such appointment and power.

14.	Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

15.	Remedies and Specific Performance

The rights and remedies of the Parties under this Agreement are cumulative and are not exclusive of any rights or remedies that the Parties would otherwise have under this Agreement or otherwise.  Each of the Shareholders acknowledges that a breach by it of this Agreement would cause Mitel irreparable harm and that money damages are not an adequate remedy for violations of this Agreement and, therefore that Mitel may, in its sole discretion, apply to a court for specific performance, injunctive, or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation thereof, and to the extent permitted by applicable law, each of the Shareholders waives any objection to the imposition of such relief.

16.	Notice

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a)           in the case of a Notice to the Shareholders at:

c/o Wesley Clover International Corporation
555 Legget Drive
Tower B, Suite 534
Ottawa, Ontario  K2K 2X3

Attention:              Dr. T.H. Matthews and Jose Medeiros
Fax:                      (613) 271-9810
Email:                    jmedeiros@wesleyclover.com

(b)	in the case of a Notice to Mitel at:

Mitel Networks Corporation
350 Legget Drive
P.O. Box 13089
Ottawa, ON  K2K 2W7

Attention:              Steve Spooner
Fax:                      (613) 592-7838
Email:                    steve_spooner@mitel.com

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

17.	General Provisions

(a)	All amounts references herein are references to United States dollars unless otherwise specifically indicated.

(b)	Time is of the essence in the performance of the Parties’ respective obligations.

(c)
This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

(d)	This Agreement enures to the benefit of and is binding upon the Parties and their respective successors and assigns.

(e)
No amendment, supplement, modification, waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound.

(f)	This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles together constitute one and the same agreement.

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IN WITNESS OF WHICH the Shareholder and Mitel have executed this Agreement.

WESLEY CLOVER CORPORATION
By:	/s/ Jose Medeiros
Name: Jose Medeiros
Title: President

CELTIC TECH JET LIMITED
By:	/s/ Jose Medeiros
Name: Jose Medeiros
Title: President

[Signature Page to Amended and Restated
WCC Warrant Repurchase,Voting And Conversion Agreement]

SIGNED, SEALED AND DELIVERED
in the presence of:

/s/ Dr. Terence H. Matthews
Witness	Dr. Terence H. Matthews

[Signature Page to Amended and Restated
WCC Warrant Repurchase,Voting And Conversion Agreement]

MITEL NETWORKS CORPORATION

By:	/s/ Steve Spooner
	Name:	Steve Spooner
	Title:	Chief Financial Officer

[Signature Page to Amended and Restated
WCC Warrant Repurchase,Voting And Conversion Agreement]